Exhibit 8.1

NAME	COUNTRY OF INCORPORATION	OWNERSHIP INTEREST

KTL Camden, Inc.	Republic of Liberia	100%
KTL Kensington, Inc.	Republic of Liberia	100%
KTL Hampstead, Inc.	Republic of Liberia	100%
KTL Mayfair, Inc.	Republic of Liberia	100%
KTL Belgravia I, Inc.	Republic of Liberia	100%
KTL Belgravia II, Inc.	Republic of Liberia	100%